UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                   Envision Development Corporation, Inc.
                   --------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                   --------------------------------------
                       (Title of Class of Securities)

                                29410N 10 2
                                -----------
                               (CUSIP Number)

                               Cindy Seremek
                          Chief Financial Officer
                               ZERO.NET, Inc.
                             650 Mission Street
                          San Francisco, CA 94105
                               (415) 369-3969
                          ------------------------
                   (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices
                            and Communications)





                                May 10, 2000
                    (Date of Event which Requires Filing
                             of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(4), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 29410N 10 2               13D                   Page 2 of 4 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ZERO.NET, Inc.      94-3327594

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED
    PURSUANT TO ITEMS 2(a) or 2(b)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           3,824,567

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         3,824,567

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,824,567

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
    EXCLUDES CERTAIN SHARES                                  [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    41.5%

14  TYPE OF REPORTING PERSON

    CO

     This Amendment No. 1 amends and supplements the statement on Schedule 13D (the "Statement") filed by ZERO.NET, Inc. ("ZERO.NET") relating to the shares of common stock, par value $.01 per share (the "Shares"), of Envision Development Corporation, a Florida corporation ("Envision").

     Unless otherwise defined, all capitalized terms used herein shall have the meaning given such terms in the Statement.

     Item 3 of the Statement is hereby amended to add the following information.

Item 3. Source and Amount of Funds or Other Consideration

     The  $6,500,000 in cash  required to purchase the Shares  described in
Item 4 of this Amendment were obtained from working capital.

     Item 4 of the Statement is hereby amended to add the following information.

Item 4. Purpose of Transaction

     On May 10, 2000, ZERO.NET acquired 600,000 additional Shares in two privately negotiated transactions. 100,000 of these Shares were acquired at a cash purchase price of $25 per share from a third party. 500,000 of these Shares were acquired from Alta Ltd. for an aggregate purchase price of $4,000,000 in cash plus a warrant to purchase 100,000 shares of ZERO.NET common stock at $9.00 per share. These Shares were acquired for investment purposes.

     ZERO.NET has held preliminary discussions with Envision regarding the working relationship between the two companies. ZERO.NET intends to actively explore with Envision the most effective means of combining the expertise and resources of both companies in order to facilitate global expansion of Envision's business. It is expected that these discussions will focus on a combination of ZERO.NET and Envision by merger or similar transaction in which ZERO.NET stockholders would receive Shares and Envision would remain as the surviving, publicly owned company. There can be no assurance that any combination or other means of establishing a closer working relationship between the two companies will result from these discussions.

     Except as set forth above, neither ZERO.NET nor, to the best of ZERO.NET's knowledge, any of the persons named in Annex A of the Statement has any plans or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of the Statement.

     Item 5 of the Statement is hereby amended to add the following information.

Item 5. Interest in Securities of the Issuer

     ZERO.NET currently owns an aggregate of 3,824,567 Shares, which represent approximately 41.5% of the outstanding Shares. ZERO.NET has the sole power to vote or dispose of these Shares.

                                 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         ZERO.NET, INC.


Date:  May 22, 2000                      By: /s/ Cindy Seremek
                                             ------------------------------
                                             Cindy Seremek
                                             Chief Financial Officer